As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 11-K

 ☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from _________ to _________

________________

Commission File
No. 001-15373
________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENTERPRISE BANK INCENTIVE SAVINGS PLAN

________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec
St. Louis, Missouri 63105

________________

ENTERPRISE BANK INCENTIVE SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2007

(With Report of Independent Registered Public Accounting Firm)

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statement Of Net Assets Available For Benefits	2
Statement Of Changes In Net Assets Available For Benefits	3
Notes To Financial Statements	4 – 8

Supplementary Information
Report of Independent Registered Public Accounting Firm on Supplementary Information	9
Schedule Of Assets Held At End Of Year	10
Signature	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Audit Committee and The Plan Administrator
Enterprise Bank Incentive Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Enterprise Bank Incentive Savings Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP
St. Louis, Missouri
June 30, 2008

ENTERPRISE BANK INCENTIVE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets
Cash	$65,649	$57,099
Investments (Note 3):
Interest-earning cash	712,296	860,320
Mutual funds, at fair value	12,033,480	10,223,875
Common stock, at fair value	1,863,252	2,978,920
Loans to participants, at cost	257,740	241,246
Total Investments	14,932,417	14,361,460

Receivables:
Employer contributions	441,878	477,920
Accrued interest and dividends	—	4,115
Total Receivables	441,878	482,035

Net Assets Available For Benefits	$15,374,295	$14,843,495

See the accompanying notes to financial statements.

ENTERPRISE BANK INCENTIVE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

For The Year
Ended December 31,
2007
Additions To Net Assets Attributed To:
Investment Income
Net appreciation in fair value of investments (Note 3)	$123,072
Interest income on loans to participants	22,390
Interest income on interest-earning cash	39,660
Dividend income on common stock	17,665
Net Investment Gain	202,787

Contributions
Salary deferral contributions	1,739,486
Employer matching contributions, net of forfeitures (Note 1)	441,878
Participant rollover contributions	221,235
Total Contributions	2,402,599

Total Additions	2,605,386

Deductions From Net Assets Attributed To:
Benefits paid to participants	2,072,903
Other expenses	1,683
Total Deductions	2,074,586

Net Increase	530,800

Net Assets Available For Benefits - Beginning Of Year	14,843,495

Net Assets Available For Benefits - End Of Year	$15,374,295

See the accompanying notes to financial statements.

ENTERPRISE BANK INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 And 2006

Note 1 – Description Of The Plan
The following description of Enterprise Bank Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all employees of Enterprise Financial Services Corp and its wholly owned subsidiaries, excluding Millennium Brokerage Group, LLC, (the Company) who are not seasonal employees and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may contribute from 1% to 75% of eligible compensation to the Plan, subject to the limits of the Internal Revenue Code. The amount contributed by the Company is discretionary and determined by the Board of Directors of the Company. The Company contribution, on behalf of each participant, will be a percentage of deferrals up to the first 5% of the participant’s compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations.

Employer matching contributions were $486,145 for 2007.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service, as defined in the Plan Agreement. Participants are partially vested after one year and are 100% vested after five years of service.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the employer’s matching contributions and an allocation of the Plan’s earnings. The allocation of earnings is determined by the earnings of the participant’s investment selection based on each participant’s balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment Of Benefits
On termination of service, a participant may elect to receive either a lump-sum or Qualified Joint and Survivor Annuity equal to the participant’s vested interest in his or her account.

Forfeitures
Forfeitures are used to reduce future employer matching contributions or plan administration costs of the Company. Forfeitures used to offset employer matching contributions amounted to $44,267 for the year ended December 31, 2007.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions.

Administrative Expenses
Substantially all expenses of the Plan are paid by the Company.

Note 2 – Summary Of Significant Accounting Policies

Basis Of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Valuation Of Investments And Income Recognition
The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices. Participant loans are valued at cost, which approximates fair market value.

Estimates And Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit–Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The adjustment to contract value is immaterial for 2007 and 2006. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Payment Of Benefits
Benefits are recorded when paid.

Note 3 – Investments
The Plan’s investments are held and managed by Charles Schwab Trust Company (the Custodian). As of December 31, 2007, participants could direct contributions to any of twelve investment options offered by the Plan. Effective April 1, 2007, participants could transfer out of the Enterprise Financial Services Corp common stock. On January 1, 2008, the Enterprise Financial Services common stock was unitized and converted to a common stock fund. See Note 8 – Subsequent Events for more information.

Investments that represent 5% or more of the Plan’s net assets available for benefits at the beginning of each respective Plan year are summarized as follows:

	At December 31,
	2007		2006
Enterprise Financial Services Corp common stock, 78,255 and
91,434 shares, respectively	$1,863,252		$2,978,920	*
Mutual Funds:
CRM Mid-Cap Value Fund	1,013,406		759,078
Davis NY Venture A	1,150,252		1,079,867
Dodge and Cox Stock Fund	786,547		704,634	**
Europacific Growth Fund R4	1,500,662		1,372,283
Federated Capital Preservation Fund	712,296	**	860,320
Growth Fund of America	1,722,866		1,456,137
PIMCO Total Return	1,356,432		975,585
Third Avenue Value Fund	793,481		715,685	**
Turner Mid-Cap Growth Fund I	826,850		550,367	**
Trendstar Small-Cap Fund	810,076		927,954
Tweedy Browne Global Value Fund	761,745		573,611	**
Vanguard 500 Index Signal	1,311,163		—
Vanguard 500 Index Admiral Shares	—		1,108,675

*	Nonparticipant directed investment
**	Did not represent 5% or more of the Plan's net assets available for benefits. Included for comparison purposes only.

The Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated in value as follows for the year ended December 31:

2007
Mutual Funds	$918,853
Common stock	(795,781)
$123,072

Information about the assets and the significant components of the changes in assets for the years then ended, relating to nonparticipant-directed investments follows:

	For The Years
	Ended December 31,
	2007	2006
Assets:
Enterprise Financial Services Corp common stock, 78,255 and 91,434 shares, respectively	$1,863,252	$2,978,920

Changes in assets:
Employer contributions	$—
Net transfers to participants-directed investments	(139,302)
Interest and dividend income	17,665
Benefits paid	(198,250)
Appreciation in fair value of investments	(795,781)
	$(1,115,668)

Note 4 – Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant’s interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

Note 5 – Income Tax Status
The Plan received its latest determination letter in 2001. The Plan Sponsor has amended and restated the Plan effective January 1, 2003 by adopting the Retirement Plan Services, LLC prototype document. The amended Plan has not been submitted to the Internal Revenue Service for a letter of determination certifying that the Plan continues to qualify as exempt from Federal income taxes; however, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

Note 6 – Transactions With Parties-In-Interest
During 2007 and 2006, the Plan purchased 7,024 and 639 common shares, respectively, of Enterprise Financial Services Corp (NASDAQ: EFSC), the Plan Sponsor. The Plan also sold or distributed a total of 20,203 and 8,527 common shares, respectively, of Enterprise Financial Services Corp during 2007 and 2006. All shares were bought or sold on the open market.

The Company owns a 10% membership interest in Retirement Plan Services, LLC, the third-party Plan Administrator.

Note 7 – New Accounting Pronouncements
On September 20, 2006, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes an authoritative definition of fair value, sets out a hierarchy for measuring fair value, and requires additional disclosures about the inputs used to develop the measurements of fair value and the effects of certain measurements reported in the statement of operations for a fiscal period. The application of SFAS 157 will be effective for the Plan’s fiscal year beginning January 1, 2008. The adoption of SFAS 157 is not anticipated to have a material impact on the Plan’s financial statements.

Note 8 – Subsequent Events
Effective January 1, 2008, the Plan name was changed to EFSC Incentive Savings Plan. In addition, a common stock fund containing Enterprise Financial Services Corp common stock was added as a participant-directed investment. EFSC common stock in the plan as of December 31, 2007 was from company matches in 2001 through 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
SUPPLEMENTARY INFORMATION

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP
St. Louis, Missouri
June 30, 2008

ENTERPRISE BANK INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259 PLAN: 001
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2007

		Current
Issuer	Description Of Investment	Value
Enterprise Financial Services Corp*	Common stock, 78,255 shares	$1,863,252
CRM Funds	CRM Mid-Cap Value Fund	1,013,406
Davis Funds	Davis NY Venture A	1,150,252
Dodge and Cox Funds	Dodge and Cox Stock Fund	786,547
American Funds	Europacific Growth Fund R4	1,500,662
Federated Investors	Federated Capital Preservation Fund	712,296
American Funds	Growth Fund of America	1,722,866
PIMCO Funds	PIMCO Total Return	1,356,432
Third Avenue Fund	Third Avenue Value Fund	793,481
Turner Funds	Turner Mid-Cap Growth Fund I	826,850
Trendstar Funds	Trendstar Small-Cap Fund	810,076
Tweedy Browne Company, LLC	Tweedy Browne Global Value Fund	761,745
Vanguard Funds	Vanguard 500 500 Index Signal	1,311,163
Participant loans	Interest rate range from 5.00% to 10.00%	257,740

Total Investments		$14,866,768

* Represents a party-in-interest

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008	Enterprise Bank Incentive Savings Plan

/s/ Deborah N. Barstow
Deborah N. Barstow
Senior Vice President & Controller
Enterprise Financial Services Corp